February 16, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

 Attention:     Ms. Sara Kalin, Branch Chief - Legal

Re:
MP Environmental Funding LLC (“MP Funding”) Registration Statement on Form S-1
filed January 5, 2007, as amended by Amendment No. 1 filed on February 12, 2007
(File No. 333-139820) (“Registration Statement”)

Dear Ms. Kalin:

Further to our letter filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2007, on behalf of our client, MP Funding, we are responding to Comment Nos. 10 and 12 contained in your letter dated February 2, 2007 (“Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc.

All page references in this letter are to the pages in the Registration Statement. Terms not defined below are used as defined in the Registration Statement.

The Issuer, page 30

COMMENT

10.
Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

Securities and Exchange Commission
February 16, 2007

RESPONSE

MP Funding is a finance subsidiary of Mon Power. Unlike the organizational documents of asset backed issuers, MP Funding’s organizational documents, as well as the transaction documents supporting the bonds, give MP Funding the authority to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions. The PSC may authorize and direct Mon Power to use MP Funding to implement other financings for the benefit of West Virginia ratepayers. As a result, MP Funding may acquire additional separate property (including property other than environmental control property) and issue one or more additional series of securities that are supported by such additional and separate property or other collateral.

For example, such future financings may include additional series of environmental control bonds to finance costs of other environmental control facilities either at the Ft. Martin Project or at other Mon Power projects. If authorized by future governmental action, such future financings may also include bonds issued to finance any extraordinary power purchase costs incurred by Mon Power, costs of Mon Power’s facilities or contracts that become uneconomic in connection with a future deregulation of the supply of electricity in West Virginia, or any other Mon Power costs that might be approved by a future PSC order. Revisions to pages 7, 11, 30, 31, 64 and 65 of the marked version of Amendment No. 1 to the Registration Statement furnished to you on February 13, 2007, more fully explain MP Funding’s potential business activities as described above in this response.

With respect to financial statements, there are at least three reasons why MP Funding included financial statements with its filing and why MP Funding believes that financial statements are necessary.

First, because MP Funding is not passive and will be a series trust, MP Funding is not qualified to issue asset-backed securities for purposes of Regulation AB or to report under Regulation AB. Neither we nor MP Funding read Regulation S-X as providing an exception to the general rule requiring financial statements of registrants that are not asset-backed securities issuers.

Second, the Management’s Discussion and Analysis (“MD&A”) related to the financial statements will disclose and discuss management’s updated plans to cause MP Funding to issue separate and unrelated debt securities and other potential business activities at the direction of the PSC.

Finally, as explained in more detail in our response to Comment 12 below, MP Funding believes that, because of the nature of the property supporting the bond issue, the best ongoing disclosure would be an enhanced regime under which MP Funding files reports in conformity with the reporting regime generally applicable to corporate issuers in accordance with Regulations S-K and S-X (but inclusive of certain ongoing reporting elements of Regulation AB).

Securities and Exchange Commission
February 16, 2007

Continuing Disclosure, page 33

COMMENT

12.
As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form 10-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

RESPONSE

Given MP Funding’s organization as a finance subsidiary, and given the novel nature of the bonds and of the property supporting the bonds, MP Funding believes investors would be best served by an ongoing reporting regime that recognizes these differences and provides investors all relevant information from both regimes. Specifically, instead of using Form 10-D, MP Funding believes the best ongoing disclosure would be a regime under which MP Funding files quarterly reports on Form 10-Q in conformity with the reporting regime generally applicable to corporate issuers in accordance with Regulations S-K and S-X, but inclusive of certain ongoing reporting elements of Regulation AB (hereinafter, the “Enhanced Corporate Securities Disclosure Regime”).

MP Funding believes that reporting under Regulation AB is more appropriate and useful than reporting under Regulations S-K and S-X for securities issued by passive issuing entities and backed by a discrete pool of receivables or other static assets.

Regulation AB’s disclosure principles are generally1  premised on securities backed by a static pool which will produce a fixed amount of cash, less write-offs, from discrete obligors that, absent defaults, will be received and distributed over a finite period of time. To evaluate the inherent risks in these asset-backed securities, because there is a fixed amount of cash and a static pool, investors are primarily interested in technical information about the pool and its performance. Individual components of the pool are also vitally important. The ability to alter the pool’s composition post-issuance is restricted.

In contrast, MP Funding and the securities it will issue do not have these characteristics. A different, more inclusive, ongoing reporting regime, the Enhanced Corporate Securities Disclosure Regime, is therefore more appropriate.

1 Apart from the exception for master trusts which issue only related securities payable from the same revolving pool of assets.

Securities and Exchange Commission
February 16, 2007

As noted above, MP Funding is not a passive issuer but instead is a finance subsidiary with authority and flexibility to issue separate and unrelated debt securities backed by separate and unrelated property. MP Funding and its management may implement one or more such financings as described above in our response to Comment 10.

In addition, the credit profile of the bonds and other debt securities MP Funding will issue are fundamentally unlike and distinguishable from asset-backed securities for which the reporting regime of Regulation AB was designed. The bonds are backed by a novel property: the continuing, irrevocable right to impose environmental control charges on, and collect such charges from, all customers, based on their consumption of electricity, to repay the bonds. This property includes the right to adjust the amount of the charge at least semi-annually through a dynamic true up adjustment mechanism implemented by the PSC, without any limit on the amount of the charge or time over which the charge may be collected from customers. All customers share the liability of repayment of the bonds on a joint and several basis, in that the obligation of any one customer, if not paid and required for repayment of the bonds, is reallocated to all other customers through the true-up mechanism.

MP Funding’s Enhanced Corporate Securities Disclosure Regime recognizes the following:

1.	MANY OF FORM 10-D’S SUBSTANTIVE REQUIREMENTS ARE NOT RELEVANT TO MP FUNDING AND THE BONDS IT WILL ISSUE:

►  Item 3 of Form 10-D requires, in part, disclosure of information responsive to Item 1113(e) of Regulation AB. However, this requirement only applies to master trust structures where there will be additional series or classes of securities backed by the same asset pool. As a series trust that would only issue additional securities backed by separate and unrelated property, MP Funding would have no disclosure obligation in connection with Item 1113(e).

►  Item 6 of Form 10-D (Regulation AB Item 1112(b)) requires certain information regarding “significant obligors” with respect to the asset pool. While few issuers ever have more than 10% concentration of obligors, the unique nature of the security for the bonds to be issued by MP Funding make the concern over concentration regarding “significant obligors” not relevant. The obligors of the environmental control bonds are the West Virginia retail electric service customers of Mon Power. As noted, all such customers share the liability of repayment of the bonds on a joint and several basis in that the obligation of any one customer, if not paid and required for repayment of the bonds, is reallocated to all other customers through the true-up mechanism. As the population grows and there are new electric customers, they too will be obligated to pay the charge. This could reduce the amount of the charge imposed on others. This feature substantially reduces the importance of the “significant obligor” concept in Regulation AB because an investor’s risk that default of any one customer on its payment obligation would affect in any meaningful way repayment on the bonds is effectively eliminated by the true-up mechanism. Nevertheless, Mon Power expects that no electric service customer would be obligated to pay more than 10% of total environmental control charges at any moment in time. Consequently, there will be no “significant obligor” with respect to the

Securities and Exchange Commission
February 16, 2007

environmental control property, and there would be no information to report here. The same result would likely result with respect to other additional property we may acquire in connection with future financings.

►  Item 7 of Form 10-D (Regulation AB Item 1114(b)(2) and Item 1115(b)) requires, in part, certain information on external providers of credit enhancement or other support relating to the bonds. The PSC’s mandated and guaranteed true-up mechanism is the sole credit enhancement for the bonds. There is no external credit enhancement or support provider involved in the MP Funding transaction, and MP Funding expects that future financings also will not require external credit enhancement. Furthermore, it is unlikely that the other requirement under Item 7, relating to non-credit enhancement derivative instruments, would be applicable, although this depends on the dollar value of the exposure under any interest rate swap agreements remaining under 10% of the total principal value of the bonds.

2.	OF THE FORM 10-D SUBSTANTIVE REQUIREMENTS RELEVANT TO MP FUNDING AND THE BONDS, COMPARABLE DISCLOSURE WILL BE INCLUDED ON FORM 10-Q:

The following table shows a comparison of the Form 10-D information that would be required to be disclosed if MP Funding were not a series trust and if the bonds were asset-backed securities against information required to be disclosed on Form 10-Q. The information provided under Form 10-Q will be at least comparable to that which would be required under Form 10-D, as applied to MP Funding where relevant.

Section of Form 10-D	Required Information	Comparison to Form 10-Q Required Information
Item 1. Distribution and Pool Performance Information
Reg AB Item 1121requires information such as record and distribution dates for the period, cash flows received and sources thereof, amounts and distribution of the flow of funds for the period, principal balances of the securities and subaccounts, and other quantitative information relating to the securities.

Information responsive to Item 1121 of Reg AB will be set forth in the Exhibits to each Form 10-Q, as described below in “4. MP FUNDING WILL INCLUDE RELEVANT REGULATION AB EXHIBITS TO ITS FORM 10-Q”. In addition, information regarding MP Funding’s liquidity, revenues or income, and trends thereof will be addressed in the MD&A included in each Form 10-Q.

Securities and Exchange Commission
February 16, 2007

Section of Form 10-D	Required Information	Comparison to Form 10-Q Required Information
Item 2. Legal Proceedings	Reg AB Item 1117 requires a brief description of any litigation related to the issuer, the servicer, the depositor, the sponsor, the trustee that is material to security holders.
Essentially the same as the information included in Part II, Item. 1 “Legal Proceedings” of Form 10-Q with respect to MP Funding. Form 10-Q disclosure will be expanded to include any litigation related to the servicer, the depositor, sponsor or the trustee that is material to security holders.

Item 3. Sales of Securities and Use of Proceeds	This item requires disclosure of information described in Reg S-K Item 701 (terms of sale, use of proceeds) for all securities sold by the issuer during the period.	Form 10-Q includes disclosure with respect to equity securities sold during the period. In addition, future debt financings would be covered by disclosure relating to long term debt and under MD&A.
Item 4. Defaults Upon Senior Securities	This item requires identification of any material defaults on indebtedness of the registrant that exceeds 5% of its total assets.	Same information is required in Form 10-Q.
Item 5. Submission of Matters to a Vote of Security Holders	This item requires description of any matters voted on by security holders during the period.	Same information is required in Form 10-Q.
Item 7. Significant Enhancement Provider Information
Reg AB Item 1115(b) requires certain financial information for any entity providing derivative instruments whose primary purpose is not to provide credit enhancement and for which the “significant percentage” is 10% or more.

Included in Form 10-Q by disclosure relating to derivative instruments under Part I, Item 3 of Form 10-Q.
Item 8. Other Information	Requires any information required to be disclosed on a Form 8-K during the period but not reported.	Same information is included under Part II, Item 5(a) of Form 10-Q.

Securities and Exchange Commission
February 16, 2007

Section of Form 10-D	Required Information	Comparison to Form 10-Q Required Information
Item 9. Exhibits	Requires exhibits specified therein and in Item 601 of Reg S-K.	In addition to exhibits required under Form 10-Q, MP Funding will file applicable Form 10-D exhibits.

3.	FORM 10-Q PROVIDES ADDITIONAL DISCLOSURE THAT IS NOT COVERED BY FORM 10-D:

Form 10-Q requires disclosure of the following information which is not required under Form 10-D, all of which may be important to MP Funding’s investors:

►  Part I, Item 1 of Form 10-Q requires financial statements of MP Funding. The Regulation AB Adopting Release highlighted the fundamental disclosure concern with respect to series trusts by noting that, “[w]ith a series trust structure, instead of only analyzing the particular pool, an investor also may need to analyze any effect on its security, including bankruptcy-remoteness issues, if problems were to arise in another wholly separate and unrelated transaction in the same issuing entity.” Form 10-D does not envision financial statements, nor does it envision disclosure of information concerning wholly separate and unrelated securities issued or to be issued by MP Funding. The financial statements (and the accompanying MD&A discussed below) under Form 10-Q provide a much more easily understood, comprehensive and integrated tool for analyzing information related to such wholly separate and unrelated transactions than would be the case under Form 10-D.

►  Part I, Item 2 of Form 10-Q, MD&A, requires disclosure of information regarding MP Funding’s liquidity, revenues or income, and trends thereof. This includes any MP Funding plan or prospect for issuing additional separate and unrelated debt securities. This includes other matters likely to be important to investors in the bonds, including (i) MP Funding’s historic level of success in forecasting consumption of electricity in the service territory and management’s updated expectations concerning MP Funding’s ability to forecast future consumption of electricity with reasonable accuracy, (ii) whether MP Funding has opted to apply or expects to opt to apply the routine true-up adjustment mechanism more frequently than semi-annually, (iii) whether MP Funding has requested or expects to request and receive authority from the PSC to apply a new and different, non-standard true-up adjustment mechanism, and (iv) whether MP Funding’s management expects that electric utility service will continue to be provided in Mon Power’s historic service territory.

►  Part I, Item 3 of Form 10-Q requires certain quantitative and qualitative information about market risk.

Securities and Exchange Commission
February 16, 2007

►  Part I, Item 4 of Form 10-Q requires disclosure of the conclusions of the registrant’s principal executive and financial officers as to effectiveness of disclosure controls and procedures.

►  Part II, Item 1A of Form 10-Q requires disclosure of risk factors.

►  Form 10-Q requires a number of additional exhibit filings, including Sarbanes-Oxley Sections 302 and 1350 certifications, that would not be present in a Form 10-D filing.

4.	MP FUNDING WILL INCLUDE RELEVANT REGULATION AB EXHIBITS TO ITS FORM 10-Q:

In addition to financial statements and a MD&A, each quarterly report on Form 10-Q will disclose the following information:

▪	a statement of monthly environmental control charge remittances made to the indenture trustee;

▪
a statement reporting balances in each collection account and in each subaccount of each collection account as of any distribution date and as of the end of the quarter or the most recent date available;

▪	a statement showing the balance of outstanding bonds that reflects the actual periodic payments made on the bonds versus the expected periodic payments;

▪	the semi-annual and monthly servicer’s certificates which are required to be submitted pursuant to the servicing agreement; and

▪	the text (or a link to the web page where a reader can find the text) of each true-up filing and the results of each true-up filing.

5.	MP FUNDING REPORTING ON FORM 10-Q WILL PROVIDE INVESTORS WITH MORE TIMELY INFORMATION:

Regulation AB only requires reporting on Form 10-D 15 days after a distribution date for the asset-backed security. This would be semi-annually for most, if not, all of the bonds. Under its Enhanced Corporate Securities Disclosure Regime, MP Funding will report quarterly on Form 10-Q.

CONCLUSION:

MP Funding’s Enhanced Corporate Securities Disclosure Regime will provide a superior ongoing disclosure regime for investors that addresses MP Funding’s function as a finance subsidiary of Mon Power and the novel features of the bonds.

* * *

Securities and Exchange Commission
February 16, 2007

We believe that the responses set forth above, in addition to the responses set forth in the cover letter dated February 12, 2007 included with Amendment No. 1, are responsive to all of the staff’s comments contained in the Letter of Comments.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner, LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Very truly yours, THELEN REID BROWN RAYSMAN & STEINER, LLP Counsel to MP Environmental Funding LLC
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.